New York - AG	March 31, 2021
Toronto – FR
Frankfurt – FMV

First Majestic Files Updated Technical Reports, 2020 Mineral Reserve and
Mineral Resource Estimates & Appoints New Director

FIRST MAJESTIC SILVER CORP. (the "Company" or “First Majestic”) is pleased to announce it has filed updated technical reports in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects for its three operating mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine (collectively, “material assets”). The Santa Elena and La Encantada technical reports have an effective date of December 31, 2020 for exploration data and mine depletion estimates. The San Dimas technical report has an effective date of December 31, 2020 for technical information and mine depletion but uses an exploration data cut-off of June 30, 2020 due to required modeling lead times. Each of the reports were prepared internally by First Majestic and are available on the Company’s website or SEDAR (www.sedar.com) under First Majestic’s issuer profile. The Company has also updated the Mineral Resource estimates for its non-material assets with an effective date of December 31, 2020.

2020 HIGHLIGHTS (compared to prior Mineral Reserve and Mineral Resource estimates on December 31, 2019)

•Proven and Probable Mineral Reserves (“P&P”) at the Company’s three producing material assets totaled 62.2 million ounces of silver and 606,000 ounces of gold, or 121.5 million silver equivalent ounces, representing a 16% decrease compared to previous estimates. The decrease was primarily due to the downgrading of 14.6 million silver ounces contained in low grade, old tailings at La Encantada from reserves to resources. In addition, reserves at San Dimas only includes exploration results from the first half of 2020, or 35% of total metres drilled in 2020, while mine depletion is assumed for the full year.
◦Average P&P grades increased by 40% to 449 AgEq g/t (230 g/t silver and 2.24 g/t gold)
•Measured and Indicated Mineral Resources (“M&I”) at the Company’s material assets totaled 111.7 million ounces of silver and 1.26 million ounces of gold, or 233.2 million silver equivalent ounces, representing a 3% increase compared to the previous estimate.
◦Average M&I grades increased by 2% to 437 AgEq g/t (209 g/t silver and 2.35 g/t gold)
◦Indicated Resources at the Ermitaño project near Santa Elena increased by 19% to 5.0 million ounces of silver and 335,000 ounces of gold, or 36.1 million silver equivalent ounces. A pre-feasibility study (“PFS”) containing the project’s initial reserves, production rates, costs and estimated life of mine is expected to be released in the fourth quarter of 2021.

•Inferred Mineral Resources at the Company’s material assets totaled 98.0 million ounces of silver and 1.22 million ounces of gold, or 214.8 million silver equivalent ounces, representing a 19% increase from the prior estimate.
◦Average Inferred grades decreased 8% to 406 AgEq g/t (185 g/t silver and 2.31 g/t gold)

◦Inferred Resources at the Ermitaño project increased to 11.0 million ounces of silver and 522,000 ounces of gold, or 59.5 million silver equivalent ounces, representing a significant 59% increase compared to its prior estimate.

“In 2020, the Company completed over 156,000 metres of exploration drilling across its operating mines and projects in Mexico,” stated Keith Neumeyer, President and CEO. “A large part of this drilling was focused at our San Dimas and Santa Elena operations, including our key development asset, the Ermitaño project, in order to prepare this high-grade deposit for expected initial production in early 2022. At San Dimas, over 87,000 metres of drilling was completed in 2020, however, due to the extensive vein systems across the property and required time to update each model, only 35% of the 2020 drill results made it into this update. At Ermitaño, I’m pleased to report that total resources have increased to 16.1 million ounces of silver and 857,000 ounces of gold, or approximately 96 million silver equivalent ounces, representing a 41% increase compared to its prior estimate. Furthermore, we believe there is a high probability to add additional resources to the east of the Ermitaño ore body. In 2021, we will be testing a few of these high priority targets.“
2020 PRODUCTION TABLE

	Units	SAN DIMAS	SANTA ELENA	LA ENCANTADA	TOTAL
Ore Processed	Tonnes	713,064	640,276	860,613	2,213,953

Material from Reserves Mined and Processed	Tonnes	605,561	608,548	624,169	1,838,279

Material Mined from Areas Not In Reserves	Tonnes	107,503	31,728	236,444	375,674

Silver Produced	Ounces	6,399,667	1,692,761	3,505,953	11,598,380

Silver-Equivalent Produced from Gold (1)	Ounces	6,270,859	2,488,947	20,823	8,780,630

Silver-Equivalent Produced	Ounces	12,670,526	4,181,708	3,526,776	20,379,010
(1)     Silver-equivalent ounces are estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Details as to the method of calculation can be found in the applicable tables in each mine section of the 2020 Annual Information Form.
(2)     Totals may not add up due to rounding.

Metal price assumptions used to estimate the 2020 Mineral Reserves were $17.50/oz for silver, $1,700/oz for gold for San Dimas; and $20.00/oz for silver, $1,700/oz for gold for Santa Elena and La Encantada. This compares to the previous metal price assumptions of $17.50/oz for silver and $1,350/oz for gold used to calculate the Company’s 2019 Mineral Reserves.
MINERAL RESERVE AND MINERAL RESOURCE UPDATE
As of December 31, 2020, Proven and Probable Mineral Reserves at the Company’s material assets totaled 62.2 million ounces of silver and 606,000 ounces of gold, or 121.5 million silver equivalent ounces, representing a 16% decrease in terms of silver equivalent metal content compared to prior estimates. This decrease is primarily due to the downgrading of 14.6 million silver ounces contained in old tailings at La Encantada from reserves to resources due to changes in economic parameters as well as accounting for a full year of depletion at San Dimas while incorporating only the first six months of exploration drill data, or approximately 35% of the metres drilled during the year, due to lengthy lead times for modelling purposes. Average P&P grades increased by 40% to 449 AgEq g/t (230 g/t silver and 2.24 g/t gold) as higher silver and gold grades were observed at each of the mining operations. Santa Elena’s grade profile benefited from additional high-grade tonnage from the Alejandra and America veins and the continued depletion of the low-grade heap leach pads.
Consolidated Measured and Indicated Mineral Resources, which are inclusive of Mineral Reserves, at the material assets totaled 111.7 million ounces of silver and 1.26 million ounces of gold, or 233.2 million silver equivalent ounces, representing a 3% increase in terms of silver equivalent metal content compared to prior estimates. In addition, average M&I grades increased slightly by 2% to 437 AgEq g/t (209 g/t silver and 2.35 g/t gold). At Ermitaño, Indicated Mineral Resources increased by 19% to 5.0 million ounces of silver and 335,000 ounces of gold, or 36.0 million silver equivalent ounces. M&I grades at Ermitaño increased 2% to 458 AgEq g/t (64 g/t silver and 4.25 g/t gold) following another successful exploration program in

2020 which primarily focused on infill drilling of the main ore body. The Company anticipates releasing a pre-feasibility study for Ermitaño in the fourth quarter of 2021 which is expected to define initial Mineral Reserves, production rates, costs and estimated life-of-mine for the project.
Consolidated Inferred Mineral Resources at the material assets totaled 98.0 million ounces of silver and 1.22 million ounces of gold, or 214.8 million silver equivalent ounces, representing a 19% increase in terms of silver equivalent metal content. Average Inferred grades decreased by 8% to 406 AgEq g/t (185 g/t silver and 2.31 g/t gold) as additional tonnage was added from Ermitaño along with the reclassification of low-grade tailings at La Encantada. Inferred Mineral Resources at Santa Elena’s Ermitaño project increased by 59% to 11.0 million ounces of silver and 522,000 ounces of gold, or 59.5 million silver equivalent ounces. This significant increase is attributed to successful step out drilling to the east of the main zone and the new Soledad vein to the southwest.
The complete 2020 Mineral Reserve and Mineral Resource estimates for all metals, tonnage and grades are shown below in the following tables:
Proven and Probable Mineral Reserves with an Effective Date of December 31, 2020

(1)     Mineral Reserve estimates have been classified in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
(2)     The Mineral Reserve statement provided in the table above is based on the Technical Reports referred to above which have an effective date of December 31, 2020. The information provided was prepared and reviewed under the supervision of Ramon Mendoza Reyes, PEng, and a Qualified Person ("QP") for the purposes of NI 43-101.
(3)     Sample data was collected through a cut-off date of June 30, 2020 for the San Dimas Mineral Resource estimates and December 31, 2020 for all other mines.  All properties account for relevant technical information and mining depletion through December 31, 2020.
(4)     Silver-equivalent grade (Ag-Eq) is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract.
   (a) The Ag-Eq grade formula used was:
                Ag-Eq Grade = Ag Grade + Au Grade * (Au Recovery * Au Payable * Au Price) / (Ag Recovery * Ag Payable * Ag Price).
   (b) Metal prices considered for Mineral Reserves estimates were $17.50/oz Ag and $1,700/oz Au for San Dimas; and $20.00/oz Ag and $1,700/oz Au for Santa Elena and La Encantada.
(c) Other key assumptions and parameters include: metallurgical recoveries; metal payable terms; direct mining costs, processing costs, indirect and G&A costs and sustaining costs. These parameters are different for each mine and mining method and are presented in each mine section in the Company’s 2020 Annual Information Form (AIF).
(5)     A two-step constraining approach was implemented to estimate reserves for each mining method in use. A general cut-off grade was used to delimit new mining areas that will require development of access, infrastructure and all sustaining costs. A second incremental cut-off grade  was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs but excludes the access development assumed to be covered by the block above the general cut-off grade.
(6)     The cut-off grades, metallurgical recoveries, payable terms and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines and are presented in each mine section in the AIF.
(7)     Modifying factors for conversion of resources to reserves include incorporation of planned dilution due to geometrical aspects of the designed stopes and economic zones, and additional dilution considerations due to unplanned events, and materials handling and other operating aspects. Mineable shapes were used as geometric constraints.
(8)     Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Metal prices and costs are expressed in USD.
(9)     Numbers have been rounded as required by reporting guidelines. Totals may not sum due to rounding.
(10)    The technical reports from which the above-mentioned information is derived are cited under the heading "Technical Reports for Material Properties" in the AIF.

Measured and Indicated Mineral Resources with an Effective Date of December 31, 2020

Inferred Mineral Resources with an Effective Date of December 31, 2020

Mine / Project	Category	Mineral Type	Tonnage	Grades					Metal Content				
			k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Pb (M lb)	Zn (M lb)	Ag-Eq (k Oz)
MATERIAL PROPERTIES													
SAN DIMAS	Inferred Total (UG)	Sulphides	5,501	341	3.63	-	-	696	60,260	642	-	-	123,120
SANTA ELENA	Inferred Santa Elena (UG)	Sulphides	1,519	134	1.15	-	-	231	6,540	56	-	-	11,260
	Inferred Ermitaño (UG)	Sulphides	6,022	57	2.69	-	-	307	11,090	522	-	-	59,450
	Inferred Total (UG)	Sulphides	7,541	73	2.38	-	-	292	17,630	578	-	-	70,710
LA ENCANTADA	Inferred Prieta Complex: Ojuelas (UG)	Oxides + Mixed	404	123	-	1.35	-	163	1,600	-	12.1	-	2,120
	Inferred Prieta Complex: Other (UG)	Oxides	495	166	-	0.80	-	190	2,650	-	8.7	-	3,020
	Inferred Veins Systems (UG)	Oxides	1,629	231	-	-	-	231	12,090	-	-	-	12,090
	Inferred San Javier Milagros Complex (U	Oxides	394	153	-	-	-	153	1,930	-	-	-	1,930
	Inferred Tailings Deposit No. 4	Oxides Tailings	488	117	-	-	-	117	1,830	-	-	-	1,830
	Inferred Total (UG + Surface)	All Mineral Types	3,410	183	-	0.28	-	192	20,100	-	20.8	-	21,000
	Total Inferred Material Properties	**All mineral types**	**16,453**	**185**	**2.31**	**0.06**	**-**	**406**	**97,990**	**1,220**	**20.8**	**-**	**214,830**
NON-MATERIAL PROPERTIES													
SAN MARTÍN	Inferred Total (UG)	Oxides	2,533	226	0.36	-	-	256	18,400	29	-	-	20,870
LA PARRILLA	Inferred (UG)	Oxides	393	200	0.08	-	-	207	2,530	1	-	-	2,610
	Inferred (UG)	Sulphides	1,028	215	0.09	1.56	1.91	299	7,090	3	35.4	43.3	9,890
	Inferred Total (UG)	All Mineral Types	1,421	211	0.09	1.13	1.38	274	9,620	4	35.4	43.3	12,500
DEL TORO	Inferred (UG)	Sulphides	496	185	0.25	3.08	2.73	322	2,950	4	33.7	29.8	5,130
	Inferred (UG)	Oxides + Transition	690	182	0.08	3.74	-	273	4,030	2	56.8	-	6,050
	Inferred Total (UG)	All Mineral Types	1,186	183	0.15	3.46	1.15	293	6,970	6	90.5	30.1	11,180
LA GUITARRA	Inferred Total (UG)	Sulphides	1,044	240	0.71	-	-	299	8,040	24	-	-	10,030
	Total Inferred Non-Material Properties	**All mineral types**	**6,184**	**216**	**0.32**	**0.92**	**0.54**	**275**	**43,030**	**63**	**125.9**	**73.4**	**54,580**
	Total Inferred Consolidated FMS	**All mineral types**	**22,636**	**194**	**1.76**	**0.29**	**0.15**	**370**	**141,020**	**1,283**	**146.7**	**73.4**	**269,410**

(1)     Mineral Resources have been classified in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument NI 43-101
(2)     The Mineral Resource estimates provided above have an effective date of December 31, 2020 and were prepared by FMS Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation. The information provided was compiled by David Rowe, CPG, Internal QP for First Majestic, and reviewed by Ramon Mendoza Reyes, PEng, Internal QP for First Majestic.
(3)    Sample data was collected through a cut-off date of June 30, 2020 for San Dimas and December 31, 2020 for all other mines. All properties account for mining depletion through December 31, 2020.
(4)     Metal prices considered for Mineral Resources estimates at San Dimas were $18.50/oz Ag, and $1,750/oz Au. For all other mines the metal prices considered were $22.50/oz Ag, $1,850/oz Au, 0.90/lb Pb and $1.05/lb Zn.
(5)     Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the AIF.
(6)     The cut-off grades used to estimate Mineral Resources are different for all mines. The cut-off grades and economic parameters are listed in the applicable section describing each mine in the AIF.
(7)     Measured and Indicated Mineral Resource estimates are inclusive of the Mineral Reserve estimates.
(8)     Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces. Totals may not add up due to rounding.
(9)     The technical reports from which the above-mentioned information for the material properties is derived are cited under the heading "Current Technical Reports for Material Properties" of the AIF.
(10)     San Martin, La Parrilla, Del Toro and La Guitarra are currently in care and maintenance activities and are considered non-material properties.

The Company also announces that its 2020 Annual Information Form has been filed on SEDAR. In addition, a Form 40-F report has been filed with the United States Securities and Exchange Commission and is available on EDGAR and the Company’s website at www.firstmajestic.com.
Shareholders may also receive a copy of First Majestic’s Annual Report which includes the audited financial statements, without charge, upon request to First Majestic, Suite 1800 - 925 West Georgia Street Vancouver, B.C., Canada, V6C 3L2 or to info@firstmajestic.com.
Mr. Ramon Mendoza Reyes, P.Eng., Vice President Technical Services for First Majestic, is a "Qualified Person" as such term is defined under National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release.

APPOINTMENT OF NEW DIRECTOR
The Board of Directors have appointed Jean des Rivières as a Director of the Company effective March 31, 2021.

Mr. des Rivières has worked in over 50 countries over the past 35 years and brings a wealth of knowledge in exploration and the global mining industry. He most recently held the position of Vice President Metals Exploration at BHP and has previously held managerial and technical positions at Rio Algom, BHP and Noranda. Mr. des Rivières has a Bachelor of Science degree in Geology from Université du Québec à Montréal and a Master of Science in Geology from École Polytechnique de Montréal from the University of Montréal.

“On behalf of the Board of Directors, I am pleased to welcome Jean to the First Majestic team,” said Keith Neumeyer, President & CEO. “Jean’s wealth of exploration and industry expertise makes him a valuable addition to the Board and I look forward to his contributions as we continue to grow the Company internationally”.

ABOUT THE COMPANY
First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 12.5 to 13.9 million silver ounces or 20.6 to 22.9 million silver equivalent ounces in 2021.
FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; capital expenditures; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof; completion of technical reports and the timing of release. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics or public health crises on our operations and workforce, and the effects on global economies and society, actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; fluctuations in costs; labour relations; availability and performance of contractors; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation including appeals of judgments; resolutions of claims and arbitration proceedings; negotiations and regulatory proceedings; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.